UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: May 7, 2025

Commission file number 1-12874
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TEEKAY CORPORATION LTD.
(Exact name of Registrant as specified in its charter)
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2nd Floor, Swan Building
26 Victoria Street,
Hamilton, HM 12 Bermuda
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Corporation Ltd. dated May 7, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION LTD.

Date: May 7, 2025	By:	/s/ Brody Speers
Brody Speers Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY CORPORATION LTD.
FIRST QUARTER 2025 UPDATE
Highlights
•GAAP net income attributable to shareholders of Teekay of $14.9 million, or $0.17 per share, in the first quarter of 2025.
•Teekay has declared a one-time special cash dividend of $1.00 per common share, payable in July 2025.
•Since last reporting earnings, Teekay has repurchased $4.2 million worth of its outstanding common shares at an average price of $6.69 per share. The Company has approximately $28.1 million remaining of its $40 million authorized common share repurchase program.
•As part of Teekay Tankers' fleet renewal plan, Teekay Tankers has agreed to acquire one 2019-built LR2 vessel, which is expected to deliver in the second quarter of 2025. In addition, since the beginning of 2025, Teekay Tankers has sold six vessels for total gross proceeds of approximately $183 million.
•Teekay Tankers declared a quarterly cash dividend of $0.25 per common share for the quarter ended March 31, 2025. In addition, Teekay Tankers declared a special dividend of $1.00 per common share, for a combined dividend of $1.25 per common share, payable in May 2025.
Hamilton, Bermuda, May 7, 2025 - Teekay Corporation Ltd. (Teekay or the Company) (NYSE:TK) today provided an update for the three months ended March 31, 2025, including certain unaudited GAAP results. These results include the Company’s publicly-listed consolidated subsidiary, Teekay Tankers Ltd. (Teekay Tankers) (NYSE:TNK), and all remaining subsidiaries and equity-accounted investments. Teekay, together with its subsidiaries other than Teekay Tankers, is referred to in this release as Teekay Parent. Please refer to the first quarter of 2025 earnings release of Teekay Tankers, which is available on Teekay's website at www.teekay.com, for additional information on Teekay Tankers' results.
Financial Summary

	Three Months Ended
	March 31,	December 31,	March 31,
(in thousands of U.S. dollars, except per share amounts)	2025	2024	2024
	(unaudited)	(unaudited)	(unaudited)
TEEKAY CORPORATION LTD. CONSOLIDATED
GAAP FINANCIAL COMPARISON
Revenues	231,150	256,566	365,050
Income from operations	71,324	70,334	140,478
Net income attributable to the shareholders of Teekay (1)	14,938	25,242	54,636
Earnings per common share of Teekay (1)(2)	0.17	0.29	0.59

	As at	As at	As at
	March 31,	December 31,	March 31,
(in thousands of U.S. dollars, except number of shares)	2025	2024	2024
	(unaudited)	(unaudited)	(unaudited)
TEEKAY PARENT
Cash and cash equivalents, and short-term investments (3)	177,394	183,443	291,341
Market value of investment in Teekay Tankers (4)	407,358	423,537	572,113
Number of outstanding common shares at end of period	83,467,936	84,059,952	91,378,415
(1)For the quarter ended March 31, 2025, includes $3.4 million, or $0.04 per share, related to the net impact of gains on Teekay Tankers' vessel sales less Teekay Tankers' unrealized loss on marketable securities.
(2)Basic per share amounts.
(3)Teekay Parent's cash position decreased compared to that as of December 31, 2024, primarily due to Teekay Parent common share repurchases and changes in working capital, partially offset by cash dividends of $2.7 million received from Teekay Tankers.

(4)As at March 31, 2025, December 31, 2024, and March 31, 2024, Teekay Parent owned 10.6 million, 10.6 million, and 9.8 million Teekay Tankers Class A and B common shares, respectively, and the closing price of Teekay Tankers' Class A common shares was $38.27 per share, $39.79 per share, and $58.41 per share, respectively.
The Company's Board of Directors declared a one-time special cash dividend in the amount of $1.00 per outstanding common share. This dividend is payable on July 16, 2025 to all Teekay shareholders of record on July 2, 2025.
In May 2025, Teekay's Board of Directors approved the increase of the size of Teekay's Board from five to six members, and appointed Brody Speers, Teekay's and Teekay Tankers' Chief Financial Officer, to Teekay's Board of Directors.
As Teekay Tankers is now the sole asset owner and operating platform within the Teekay Group, Teekay has decided to simplify its quarterly reporting in order to streamline processes and reduce costs. This includes:
•Releasing quarterly business updates, including key financial information and company updates as detailed above;
•Providing interim financial statements and accompanying notes to such financial statements for the six months ended June 30 of each year, which will be furnished to the SEC under Form 6-K; and
•Filing annual financial statements and disclosures under SEC Form 20-F.
Please note that there will be no changes to the quarterly reporting of Teekay Tankers.
About Teekay
Teekay is a leading provider of international crude oil marine transportation and other marine services. Teekay provides these services through its controlling ownership interest in Teekay Tankers Ltd. (NYSE: TNK), a leading owner and operator of mid-sized crude tankers. Teekay Tankers manages and operates approximately 56 conventional tankers and other marine assets, including vessels operated for the Australian Government. With offices in eight countries and approximately 2,300 seagoing and shore-based employees, Teekay Tankers provides a comprehensive set of marine services to the world’s leading energy companies.
Teekay’s common shares trade on the New York Stock Exchange under the symbol “TK”.

Forward-Looking Statements

This update contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements included in this update, other than statements of historical fact, are forward-looking statements. When used in this update, the words “expect,” “believe,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will” or similar words are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. All forward-looking statements speak only as of the date hereof and are based on current expectations and involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. Forward-looking statements contained in this update include, among others, statements regarding: the timing of payments of cash dividends by Teekay and Teekay Tankers; future company disclosures; and the timing of a vessel acquisition by Teekay Tankers.

The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: payment by Teekay and Teekay Tankers of their respectively declared cash dividends; a potential delay of the vessel delivery to Teekay Tankers with respect to its proposed acquisition; and other factors discussed in Teekay’s filings from time to time with the United States Securities and Exchange Commission (or SEC), including its Annual Report on Form 20-F for the fiscal year ended December 31, 2024. Teekay expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Teekay’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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